Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                               September 5, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1799
        Income & Treasury Limited Duration Portfolio of Funds, Series 57
                       File Nos. 333-226331 and 811-03763
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Dear Mr. Bartz:

       This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1799, filed on July 25, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 57 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. Will the Trust invest directly in common stocks or will the Trust only invest in common stocks through closed-end funds?

       Response: The Trust will not invest directly in common stocks and will only invest in common stocks through closed-end funds.

       2. The second paragraph of this section states that the Trust may invest in closed-end funds that may invest in mortgage-backed bonds, convertible bonds and preferred securities. Please provide the corresponding risks.

       Response: The appropriate risks will be included in the final prospectus based upon the Trust's portfolio. If the Trust invests significantly in closed-end funds that invest substantially all of their assets in mortgage-backed securities, the following disclosure will be included in the "Principal Risks" section:

             Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than anticipated. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Funds', and therefore the trust's, returns because the Closed-End Funds may have to reinvest that money at lower prevailing interest rates.

       If the Trust invests in closed-end funds that invest substantially all of their assets in mortgage-backed securities, the following disclosure will be included in the "Investment Risks" section:

             Mortgage-backed securities risk. Certain Closed-End Funds held by the trust invest in mortgage-backed securities. Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the Closed-End Funds', and therefore the trust's, returns because the Closed-End Funds may have to reinvest that money at lower prevailing interest rates.

       If the Trust invests significantly in closed-end funds that invest substantially all of their assets in convertible securities, the following disclosure will be included in the "Principal Risks" section:

             Certain Closed-End Funds held by the trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." Convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

       If the Trust invests in closed-end funds that invest substantially all of their assets in convertible securities, the following disclosure will be included in the "Investment Risks" section:

             Convertible securities risk. Certain Closed-End Funds held by your trust invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically un-rated or rated lower than such debt obligations.

             Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

       If the Trust invests significantly in closed-end funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Principal Risks" section:

             Certain Closed-End Funds held by the trust invest in preferred stocks and hybrid preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and therefore will be subject to greater risk than those debt instruments. In addition, preferred securities are subject to other risks, such as having no or limited voting rights, being subject to special redemption rights, changing tax treatments and possibly being issued by companies in heavily regulated industries. Furthermore, certain hybrid preferred securities often contain deferral features, whereby the issuer may fail to make distributions without a default occurring.

       If the Trust invests in closed-end funds that invest substantially all of their assets in preferred securities, the following disclosure will be included in the "Investment Risks" section:

             Preferred securities risk. Certain Closed-End Funds held by the trust invest in preferred securities, including preferred stock and hybrid preferred securities.

           Similar to bonds, preferred stocks typically offer a fixed rate of return, paid in the form of a dividend. Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior equity securities" and preferred stockholders enjoy preference over common stockholders with regard to liquidations. For the prospect of a higher or stated yield, preferred stockholders may forfeit or at least be limited in their voting rights. Preferred stocks are generally traded on national stock exchanges. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority in liquidation and therefore will be subject to greater credit risk than those debt instruments.

           Generally, preferred securities may be subject to provisions that allow an issuer, under certain conditions, to skip or defer distributions without any adverse consequences to the issuer. If the trust owns a preferred security that is deferring its distribution, the trust may be required to report income for tax purposes although it has not yet received such income. Certain of the preferred securities held by the trust are "noncumulative." As a result, these securities will not distribute any unpaid or omitted dividends from the prior year. If an issuer chooses not to pay dividends in a given year, the trust will not have the right to claim the unpaid dividends in the future.

           Certain hybrid preferred securities are securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation. Hybrid preferred securities may possess varying combinations of features of debt and preferred securities.

           Tax or regulatory changes taken by the Internal Revenue Service may change the tax characterization of the trust's preferred securities and, as a result, may effect the value of your units.

       3. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise the "Principal Investment Strategy" section and the example in the "Principal Risks" section to reflect the average weighted duration of the underlying securities.

       Response: The sponsor confirms that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the current disclosures do not need to be revised.

       4. Please explain supplementally how much of the Trust's portfolio will be invested in closed-end funds that invest substantially all of their assets in below investment-grade mortgage-backed securities.

       Response: The Trust will not invest in closed-end funds that invest substantially all of their assets in below investment-grade mortgage-backed securities.

       We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren